UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN (the “Plan”)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JEFFERIES GROUP, INC. 520 Madison Avenue New York, New York 10022

FINANCIAL STATEMENTS AND EXHIBITS
(a)	Financial Statements and Supplementary Information (With Report of Independent Registered Public Accounting Firm Thereon)

(b)	Exhibit 1 — Consent of Independent Registered Public Accounting Firm
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES’ PROFIT SHARING PLAN
	By:	Administration Committee

Date: May 27, 2010		By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Financial Statements and Supplemental Schedule
November 30, 2009 and 2008
(With Report of Independent Registered Public Accounting Firm Thereon)
37565

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits — November 30, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits — Years ended November 30, 2009 and 2008	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — November 30, 2009	13
EX-1

Report of Independent Registered Public Accounting Firm
The Administrative Committee
The Jefferies Group, Inc.
    Employees’ Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the Plan) as of November 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i — schedule of assets (held at end of year) as of November 30, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly presented in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
May 27, 2010

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
November 30, 2009 and 2008

	2009	2008

Assets:
Investments, at fair value (note 3):
Cash equivalents	$1,472,011	1,232,568
Common stock	54,107,238	38,804,227
Mutual funds	130,141,044	94,501,749
Participant loans	3,184,668	3,575,028

Total investments	188,904,961	138,113,572

Non-interest bearing cash	3,891	2,026
Prepaid expenses	13,253	18,803
Receivables:
Accrued dividends on common stock	39,057	46,298
Accrued employer contributions	3,448	7,769
Due from trustee for pending trades	40,669	16,659

Total receivables	83,174	70,726

Total assets	189,005,279	138,205,127

Liabilities:
Payables:
Due to trustee for pending trades	—	221,780
Accrued expenses	73,648	83,909

Total liabilities	73,648	305,689

Net assets available for benefits	$188,931,631	137,899,438

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended November 30, 2009 and 2008

	2009	2008

Additions (reductions) to net assets attributed to:
Investment income (loss):
Interest and dividends	$2,474,167	9,192,456
Net appreciation (depreciation) in fair value of investments (note 3)	49,121,034	(96,610,146)

Total investment income (loss)	51,595,201	(87,417,690)

Contributions:
Employer	4,278,746	9,415,795
Participants	21,775,876	22,424,590

Total contributions	26,054,622	31,840,385

Total additions (reductions)	77,649,823	(55,577,305)

Deductions from net assets attributed to:
Benefits paid to participants	26,292,244	40,147,962
Administrative expenses	329,754	366,275

Total deductions	26,621,998	40,514,237

Net increase (decrease) before net transfers from related plan	51,027,825	(96,091,542)
Net transfers from related plan (note 1(h))	4,368	78,686

Net increase (decrease) after net transfers from related plan	51,032,193	(96,012,856)

Net assets available for benefits:
Beginning of year	137,899,438	233,912,294

End of year	$188,931,631	137,899,438

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2009 and 2008
(1)	Description of the Plan

The following description of the Jefferies Group, Inc. Employees’ Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. (the Company) covering all employees of the Company who have completed 90 days of service. The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also make voluntary after-tax contributions up to $12,000 (changed to $20,000 as of February 1, 2010), with the total annual amount contributed, either on a pretax or after-tax basis, not exceeding 15% of the participant’s compensation for a Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (IRAs) that held contributions under a previous employer’s tax-qualified plan or contributory IRAs. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two equity investments, a managed equity fund, 28 mutual funds (including two money market funds), and a self-directed brokerage account (that invests in interest-bearing cash accounts and income-oriented and growth-oriented mutual funds), as investment options for participants. The Company provides a fixed matching contribution for each dollar contributed by the employee on a pretax basis. Effective January 1, 2007, the rate of match was 50%. Effective December 1, 2008, the rate of the Company’s match is 25%. The Plan also enables employees to share in the profits of the Company by means of the Company’s discretionary contributions that can only be made out of profits and are allocated on the basis of their compensation as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Contributions are subject to certain limitations. The Company did not authorize a discretionary contribution during 2009 or 2008.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2009 and 2008
(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service as follows:

Vested
Years of vesting service	percentage
Fewer than two years	—%
Two years	33
Three years	67
Four years	100
During 2009, the Plan Administrator determined the Plan incurred a partial plan termination and employees who were involuntarily terminated between April 1, 2008 and December 31, 2009 became fully vested in their account balance.

(e)	Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at market rates that remain unchanged for the duration of the loan. The term of the loan may not exceed five years except for loans for the purchase of a primary residence, in which case the repayment period is over 10 years. Principal and interest are paid ratably through monthly payroll deductions.

(f)	Payment of Benefits

On termination of service for any reason, a participant with an account balance greater than $1,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant’s vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant’s account is less than $1,000, the Company will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment. To the extent that a participant’s account is less than $1,000 and invested in Company stock, the distribution will be made in the form of whole shares of Company stock or cash. The Plan always allows participants to withdraw their voluntary and rollover contributions. The Plan also allows employees to receive hardship withdrawals as defined in the Plan document and to withdraw vested balances starting at age 59 1/2.

(g)	Forfeited Accounts

At November 30 ¸ 2009 and 2008, forfeited nonvested accounts totaled $231,277 and $341,958, respectively. Effective December 1, 2007, forfeited nonvested accounts are used to reduce Company matching contributions and Company discretionary contributions. In the alternative, at the discretion of the Company, the Plan may use the forfeitures to pay future administrative expenses of the Plan.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2009 and 2008
(h)	Net Transfers from Related Plan

The Company also maintains an Employee Stock Ownership Plan (ESOP). The ESOP has a provision that allows eligible participants to transfer up to 25% of their ESOP holdings into the Plan. To be eligible to make such a transfer under the ESOP, the participant must be at least 55 years of age and must have completed at least 10 years of participation in the ESOP. Transfers from the ESOP into the Plan are done through transfers of the Company common stock into the Plan at the current market value.

(i)	Administrative Expenses

All reasonable expenses of administering the Plan are either charged to participants and paid out of Plan assets or, effective December 1, 2007, paid from Plan forfeitures. If the expenses are charged to each participant’s account, they are charged on a pro rata basis.
(2)	Summary of Significant Accounting Policies
(a)	New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Codification supercedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial condition or results of operations.

In April 2009, the FASB issued guidance under ASC 820, which was formerly referred to as FASB Staff Position (FSP) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and the transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and management’s adoption on April 1, 2009 did not have a material impact on the financial condition or results of operations. Management has included the required disclosures in the following notes to the Plan’s financial statements where applicable.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2009 and 2008
In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This update provides guidance in estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance amends Topic 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances, and settlements information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 1 and 2 activities, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Plan’s financial condition or results of operations. Management does not expect that the adoption of the guidance for Level 1 and 2 activities will have a material impact on the financial condition or results of operations.

In February 2010, the FASB issued ASC Update 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This guidance: (i) incorporates the definition of the term “SEC filer” as an entity that is required to file or furnish its financial statements with the Security Exchange Commission (SEC) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in originally and revised financial statements; (ii) requires conduit bond obligors to evaluate subsequent events through the date the financial statements are issued; and (iii) replaces the term “reissuance of financial statements” with “revised financial statements,” which is defined as financial statements restated to correct an error and issued to reflect a retrospective application of U.S. GAAP. The adoption of the guidance is effective immediately. The adoption of this guidance is reflected in note 7 to the financial statements.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2009 and 2008
(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value all investments except for participant loans. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in the Tukman Equity Fund, a separately managed fund with the underlying investments in U.S. company securities. The Tukman Equity Fund is stated at fair value, based on the value of its underlying investments, as reported to the Plan by Fidelity Management Trust Company, the Plan’s trustee.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is reported when earned.

(e)	Concentration of Investments

Investment in common stock of the Company comprises approximately 20% and 17% of the Plan’s investments as of November 30, 2009 and 2008, respectively.

(f)	Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common stock, and a self-directed brokerage account. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonable to expect that changes in the values of these securities will occur in the near term and that such changes could materially affect the amount reported in the accompanying statements of net assets available for benefits, the statements of changes in net assets available for benefits, and participants’ account balances.

Investment securities are exposed to various risks such as interest rate, market, and credit. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.

The value, liquidity, and related income of the securities the Plan invests in are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes interest in rates.

(g)	Payment of Benefits

Benefits are recorded when paid.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2009 and 2008
(3)	Investments, at Fair Value

The following presents investments, with those that represent 5% or more of the Plan’s net assets separately identified:

	2009	2008
Cash equivalents	$1,472,011	1,232,568
Common stock:
Jefferies Group, Inc.	37,200,928	22,832,213
All other common stock less than 5%	16,906,310	15,972,014
Mutual funds:
Fidelity Magellan K Fund	13,496,985	9,551,993
Fidelity Growth and Income Fund	*	6,960,776
Fidelity OTC Portfolio K Fund	10,904,833	7,359,699
Fidelity International Discovery K Fund	13,540,626	9,884,825
Fidelity Retirement Money Market Fund	16,631,632	15,799,455
Fidelity Spartan U.S. Equity Index Fund	21,651,615	11,018,609
All mutual funds less than 5%	53,915,353	33,926,392
Participant loans	3,184,668	3,575,028

Total investments	$188,904,961	138,113,572

* The investment was not part of the Plan this year.

In determining fair value, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect Management’s assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Plan applies a hierarchy to categorize fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The availability of observable inputs can vary and is affected by a wide variety of factors, including the type of financial instrument and market conditions. To the extent that valuation is based on models or input that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2009 and 2008
Management uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period.

The techniques used to value the Plan’s investments are as follows:
•	For valuations of the mutual funds, the Plan utilizes a market approach wherein the Plan uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value per share. There are no restrictions as to redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds;

•	For valuations of the common stock, the Plan utilizes a market approach wherein the Plan uses the quoted prices in the active market for identical assets;

•	Cash equivalents are valued at cost, which approximates fair value;

•	The valuation the participant loans is the current principal outstanding (amortized cost) at the reporting date. The Company has determined that amortized cost approximates fair value.
The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of November 30, 2009:

	Fair value measurements at November 30, 2009
		Quoted prices
	Assets	in active	Significant
	measured at	markets for	other	Significant
	fair value at	identical	observable	unobservable
	November 30,	assets	inputs	inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Cash equivalents	$1,472,011	1,472,011	—	—
Common stock	54,107,238	54,107,238	—	—
Mutual funds	130,141,044	130,141,044	—	—
Participant loans receivable	3,184,668	—	—	3,184,668

	$188,904,961	185,720,293	—	3,184,668

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2009 and 2008
The following table presents the Plan’s fair value hierarchy for those investments measured at fair value as of November 30, 2008:

	Fair value measurements at November 30, 2008
		Quoted prices
	Assets	in active	Significant
	measured at	markets for	other	Significant
	fair value at	identical	observable	unobservable
	November 30,	assets	inputs	inputs
	2008	(Level 1)	(Level 2)	(Level 3)
Cash equivalents	$1,232,568	1,232,568	—	—
Common stock	38,804,227	38,804,227	—	—
Mutual funds	94,501,749	94,501,749	—	—
Participant loans receivable	3,575,028	—	—	3,575,028

	$138,113,572	134,538,544	—	3,575,028

The following table presents a reconciliation of Level 3 assets measured at fair value for the period December 1, 2008 to November 30, 2009 and for the period December 1, 2007 to November 30, 2008:

	Level 3 assets
	2009	2008
Beginning balance as of December 1	$3,575,028	3,957,157
Principal repayments	(1,354,980)	(1,479,745)
Loan withdrawals	1,571,346	1,943,236
Benefit payments	(606,726)	(845,620)

Ending balance as of November 30	$3,184,668	3,575,028

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

	2009	2008
Common stock	$22,642,824	(34,768,403)
Mutual funds	26,478,210	(61,841,743)

	$49,121,034	(96,610,146)

(4)	Party-in-Interest Transactions

In addition to the Company common stock, certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services for the years ended November 30, 2009 and 2008 amounted to $195,985 and $264,642, respectively.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
November 30, 2009 and 2008
(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 11, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Subsequent Events

Effective January 10, 2010, the Investment Technology Group, Inc. (ITG) stock was discontinued as an investment option for participants. However, participants may continue to hold ITG stock but once sold, additional shares cannot be purchased.

Management evaluated events subsequent to November 30, 2009 and through May 27, 2010, the date on which the financial statements were issued and no additional disclosures were required.

JEFFERIES GROUP, INC.
EMPLOYEES’ PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
November 30, 2009

Identity of issuer		Description of asset	Current value
		Cash equivalents:
*	Fidelity Management Trust Company	Institutional Cash Portfolio (374,411 shares)	$374,411
*	Fidelity Management Trust Company	Brokeragelink Fund (1,097,600 shares)	1,097,600
		Common stock:
*	Jefferies Group, Inc.	Jefferies Group, Inc. (1,586,393 shares)	37,200,928
	ITG, Inc.	ITG, Inc. (165,132 shares)	3,013,660
	3M Co	3M Co (7,900 shares)	611,776
	Automatic Data Processing, Inc.	Automatic Data Processing, Inc. (25,200 shares)	1,094,940
	Avon Products, Inc.	Avon Products, Inc. (13,000 shares)	445,250
	Berkshire Hathaway, Inc.	Berkshire Hathaway, Inc. (147 shares)	492,891
	Coca Cola Co.	Coca Cola Co. (19,600 shares)	1,121,120
	ConocoPhillips	ConocoPhillips (4,300 shares)	222,611
	Walt Disney Company	Walt Disney Company (25,887 shares)	782,305
	General Electric Company	General Electric Company (14,900 shares)	238,698
	Goldman Sachs Group, Inc.	Goldman Sachs Group, Inc. (3,400 shares)	576,844
	International Business Machines Corporation	International Business Machines Corporation (10,800 shares)	1,364,580
	Johnson & Johnson	Johnson & Johnson (16,100 shares)	1,011,724
	Kraft Foods Inc	Kraft Foods Inc (3,900 shares)	103,662
	Lowes Cos Inc	Lowes Cos Inc (34,400 shares)	750,264
	Microsoft Corporation	Microsoft Corporation (31,000 shares)	911,710
	Pepsico, Inc.	Pepsico, Inc.(13,900 shares)	864,858
	Procter & Gamble Co.	Procter & Gamble Co. (19,400 shares)	1,209,590
	Schlumberger Ltd.	Schlumberger Ltd. (9,100 shares)	581,399
	Stryker Corp.	Stryker Corp. (2,300 shares)	115,920
	Wal Mart Stores, Inc.	Wal Mart Stores, Inc. (17,200 shares)	938,260
	Wells Fargo & Company	Wells Fargo & Company (16,200 shares)	454,248

		Mutual funds:
	Neuberger Berman	NB High Income Bond Inv (421,344 shares)	3,644,628
	Loomis Value Y Fund	Loomis Value Y Fund (82,606 shares)	1,381,177
*	Fidelity Management Trust Company	Fidelity Magellan K Fund (217,939 shares)	13,496,985
*	Fidelity Management Trust Company	Fidelity Intermediate Bond Fund (686,840 shares)	7,108,790
*	Fidelity Management Trust Company	Fidelity OTC Portfolio Fund (6 shares)	253
*	Fidelity Management Trust Company	Fidelity OTC Portfolio K Fund (256,283 shares)	10,904,833
*	Fidelity Management Trust Company	Fidelity Overseas K Fund (59,001 shares)	1,837,299
*	Fidelity Management Trust Company	Fidelity International Discovery K Fund (451,354 shares)	13,540,626
*	Fidelity Management Trust Company	Fidelity Low Price K Fund (115,586 shares)	3,542,711
*	Fidelity Management Trust Company	Fidelity Small Capital Stock Fund (559,106 shares)	8,123,814
*	Fidelity Management Trust Company	Fidelity Strategic Income Fund (540,831 shares)	5,900,465
*	Fidelity Management Trust Company	Fidelity Freedom K Income Fund (14,937 shares)	162,662
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2000 (1,842 shares)	20,242
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2010 (18,520 shares)	213,725
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2020 (195,906 shares)	2,317,568
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2030 (209,760 shares)	2,523,417
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2040 (138,677 shares)	1,682,148
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2005 (6,037 shares )	69,188
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2015 (31,768 shares)	368,508
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2025 (119,130 shares)	1,420,025
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2035 (186,916 shares)	2,259,820
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2045 (102,159 shares)	1,242,253
*	Fidelity Management Trust Company	Fidelity Freedom Fund K 2050 (54,032 shares)	659,193
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Fund (16,631,632 shares)	16,631,632
*	Fidelity Management Trust Company	Fidelity Retirement Government Money Market Fund (6,828,653 shares)	6,828,653
*	Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund (556,883 shares)	21,651,615
*	Fidelity Management Trust Company	Brokeragelink Fund	2,608,814
		Participant loans:
*	Participant loans	470 loans, various maturities; balance collateralized by 197 participant accounts, interest rates range from 3.75% to 9.00%	3,184,668

	Total		$188,904,961

*	Party-in-interest investment.
See accompanying report of independent registered public accounting firm.